Bingham McCutchen LLP
355 South Grand Avenue
Los Angeles, CA 90071

VIA EDGAR

July 14, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Advisory Research MLP & Energy Infrastructure Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me as a representative of the Registrant by Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on June 24, 2014, regarding the amendment to the Registrant’s registration statement on Form N-1A filed on May 28, 2014 (the “Registration Statement”), with respect to the Class I shares of the Fund.  Responses to all of the comments are included below and as appropriate will be reflected in Post-Effective Amendment Number 532 to Registrant’s Form N-1A registration statement (the “Amendment”), to be filed concurrently with this letter.

PROSPECTUS

Cover Page

1.  Move “Class I” to a new line under the Fund name.

Response:  We have made the requested revision.

Summary Section

Annual Fund Operating Fees and Expenses
2.  Confirm that the fee waiver agreement was filed as an exhibit to the registration statement.

Response:  The Registrant confirms that the fee waiver agreement has been filed as an exhibit to the Amendment.

3.  Confirm that the fee waiver is effective for at least one year from the date of the prospectus.

Response:  The Registrant so confirms.

4.  Confirm that only the one-year number in the “Example” reflects the fee waiver.

Response:  The Registrant so confirms.

Principal Investment Strategies
5.  If debt securities rated B3 by Moody’s and B- by Standard & Poor’s are considered junk bonds, please add “also known as junk bonds” to the disclosure.

Response:  We have made the requested revision.

6.  State whether options and futures are counted towards the Rule 35d-1 80% test. If so, confirm in the response letter that they are not valued based on the notional amount for purposes of the 80% test.

Response:  The Registrant confirms that options and futures are not counted for purposes of satisfying the Rule 35d-1 80% test.

Principal Risks of Investing
7.  Swaps and forwards are included in the derivatives risk disclosure, but are not listed as principal investments of the Fund. If they are principal investments of the Fund, please revise the disclosure.

Response:  The Registrant confirms that swaps and forwards are not principal investments of the Fund and has revised the prospectus disclosure accordingly.

Performance
8.  Add a sentence to the performance disclosure indicating that the performance shown is for a class that no longer exists and was exchanged for the current class of shares.

Response:  We have made the requested revision.

Investment Advisor
9.  Move the following sentence out of the Summary Section as it is not required or permitted by Form N-1A to be included in the Summary Section:

ARI’s MLP & Energy Infrastructure Team (formerly FAMCO MLP and hereinafter referred to as the “MLP Team”) is responsible for investment of the Fund’s assets.

Response:  We have made the requested revision.

More About the Fund’s Investment Objectives, Principal Investment Strategies and Risks

Portfolio Managers
10.  Add a sentence to the portfolio manager disclosure indicating that the two portfolio managers are jointly and primarily responsible for the management of the Fund.

Response:  We have made the requested revision.

Exchange Privilege
11.  Please add a sentence after the sentence below, indicating that prospectuses for the other funds are available.

Shareholders may exchange shares of the Fund for shares of another Advisory Research Fund, including the Advisory Research All Cap Value Fund, the Advisory Research Emerging Markets Opportunities Fund, the Advisory Research Global Value Fund, the Advisory Research International All Cap Value Fund, the Advisory Research International Small Cap Value Fund, the Advisory Research Small Company Opportunities Fund, the Advisory Research Strategic Income Fund and the Advisory Research MLP & Energy Income Fund.

Response:  We have made the requested revision.

Financial Highlights
12.  Add a sentence indicating that the financial highlights are for a class of the Fund that no longer exists and was exchanged for the current class of the Fund.

Response:  We have made the requested revision.

SAI

Foreign Investments
13.  Foreign Investments are not listed as a principal investment of the Fund in the prospectus, but they are listed as a principal investment of the Fund in the SAI. Make the prospectus and SAI consistent in this regard.

Response:  The Registrant confirms that foreign investments are a principal investment of the Fund and has revised the prospectus disclosure accordingly.

Futures and Options on Futures
14.  Futures are described in the prospectus, but not in the SAI, as a principal investment of the Fund. Make the prospectus and SAI consistent in this regard.

Response:  The Registrant confirms that futures are not a principal investment of the Fund and has revised the prospectus accordingly.

Portfolio Turnover
15.  Explain the difference in the turnover rates in the following sentence:

The Fund’s portfolio turnover rates for the fiscal years ended November 30, 2013 and 2012 were 56% and 103%, respectively.

Response:  We have made the requested revision.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (714) 830-0679.  Thank you.

Sincerely,

/s/ Laurie A. Dee

Laurie A. Dee, Esq.
Bingham McCutchen LLP

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